The Fund held a Special Meeting of Shareholders on April 29, 2005 to elect Trustees. The results of the vote were as follows:

		             Number of Shares
Nominee for Trustee	Affirmative	 Withheld
Benjamin C. Esty	9,305,172		0
James B. Hawkes	        9,302,534	    2,639
Samuel L. Hayes	        9,305,172		0
William H. Park	        9,305,172		0
Ronald A. Pearlman	9,305,172		0
Norton H. Reamer	9,305,172		0
Lynn A. Stout	        9,305,172		0
Ralph F. Verni	        9,305,172		0